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                                                                 EXHIBIT (a)(13)

                           AMENDMENT AND SUPPLEMENT TO
                                OFFER TO PURCHASE

                                                                   April 2, 2003

         Coast Dental Services, Inc. ("Coast Dental") is providing you this Amendment and Supplement (this "Supplement") to the Offer to Purchase, dated as of March 4, 2003 (the "Offer to Purchase"), relating to Coast Dental's offer to purchase all of its outstanding shares of common stock, par value $.001 per share (the "Shares"), at a price of $4.50 per Share, net to the seller in cash, without interest, less any required withholding taxes. This Supplement provides additional disclosures with respect to the terms of the tender offer and is designed to be read in conjunction with the Offer to Purchase, copies of which have been previously disseminated to Coast Dental's shareholders. Terms that are used in this Supplement but are not defined have the same meanings as in the Offer to Purchase. The information in the Offer to Purchase is hereby expressly incorporated herein by reference, except as amended and supplemented herein.

         1. Coast Dental has extended the expiration date of the Offer to 5:00 p.m., eastern time, on April 14, 2003. Coast Dental reserves the right, in its sole discretion, to further extend the period of time for which the offer is open. All references in the Offer to purchase and Schedule TO to the original expiration date are hereby replaced by the new expiration date.

         Further, Coast Dental hereby waives the Minimum Condition to the Offer.

         2. WE AMEND AND RESTATE THE THIRD Q&A ON PAGE 2 OF THE OFFER TO PURCHASE AS FOLLOWS:

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE TENDER OFFER? UNDER WHAT CONDITIONS CAN COAST DENTAL TERMINATE THE TENDER OFFER?

      - We can terminate or amend the tender offer, in our reasonable discretion, if, among other things:

         - any lawsuit or other action by any governmental agency or other person is threatened or instituted that challenges or otherwise adversely affects our ability to make or complete the tender offer or could, in our sole judgment, materially affect our business;

         - the Special Committee or the Board of Directors concludes that the exercise of their fiduciary duties requires that we terminate the tender offer;

         - there is a material adverse change in general market conditions; or

         -        we no longer have sufficient financing for the tender offer.

   - We reserve the right to waive any of the above conditions prior to expiration of the tender offer. Other conditions are set forth in "The Tender Offer--Certain Conditions of the Offer."

         3. WE AMEND AND RESTATE THE FOURTH Q&A ON PAGE 3 OF THE OFFER TO PURCHASE AS FOLLOWS:


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HOW DO I GET PAID FOR MY TENDERED SHARES?

         - Assuming all of the conditions to the tender offer are met, we will pay for the shares accepted for payment by depositing the aggregate purchase price with American Stock Transfer Trust Company promptly after the expiration date of the tender offer. American Stock Transfer Trust Company will act as your agent and will transmit to you the payment for all shares accepted for payment. See "The Tender Offer--Acceptance for Payment and Payment for Shares."

         4. WE AMEND AND RESTATE THE SIXTH Q&A ON PAGE 3 OF THE OFFER TO PURCHASE AS FOLLOWS:

UNTIL WHEN CAN I WITHDRAW MY PREVIOUSLY TENDERED SHARES?

         - You can withdraw your tendered shares at any time on or prior to the expiration date. See "The Tender Offer--Withdrawal Rights."

         5. WE AMEND AND RESTATE THE THIRD Q&A ON PAGE 5 OF THE OFFER TO PURCHASE AS FOLLOWS:

HOW WILL COAST DENTAL OBTAIN THE FUNDS TO MAKE PAYMENT?

         - We expect to obtain all necessary funds from (1) our new term loan with CapitalSource Finance, LLC, which is guaranteed by the Diasti Family Limited Partnership and permits us to use the proceeds to repurchase our stock, (2) our loan with the Diasti Family Limited Partnership and (3) available cash. The term loan provides that CapitalSource will loan us up to $2,000,000 to finance the Offer at an interest rate equal to the prime rate plus 4.75%. The principal amount of the term loan is payable in monthly installments in months seven through twenty-four from the date the funds are borrowed. The term loan is secured by a first priority lien on all of Coast Dental's assets and when the funds are borrowed will be guaranteed by the Diasti Family Limited Partnership. We are required to prepay all or a portion of the term loan under certain circumstances. We are required to meet certain monthly financial covenants for minimum EBITDA, minimum fixed charge coverage ratio, minimum net leverage, minimum cash collections and minimum liquidity in order to borrow under the term loan. We are also subject to certain affirmative and negative covenants. Upon borrowing under the term loan, Coast Dental is required to issue warrants to CapitalSource which are immediately exercisable into shares of common stock equal to 1% of Coast Dental's issued and outstanding shares of common stock at a strike price equal to $.01 per share. Coast Dental may elect to redeem the warrant upon the conclusion of a successful tender offer. We plan to repay the term loan when due through internally generated funds. We do not have any alternative financing plans if for any reason we are unable to borrow under these loans. See "The Tender Offer--Financing of the Offer" and "The Tender Offer--Certain Information Concerning Coast Dental.

         6. WE AMEND AND RESTATE THE FIFTH Q&A ON PAGE 5 OF THE OFFER TO PURCHASE AS FOLLOWS:

WILL THE TENDER OFFER BE FOLLOWED BY A SECOND STEP TRANSACTION IF ALL THE SHARES OF COAST DENTAL COMMON STOCK ARE NOT TENDERED?

         - The Continuing Shareholders have indicated that they may engage in a Second-Step Transaction if all of the shares owned by our shareholders other than the Continuing Shareholders are not tendered in the tender offer. In a Second-Step Transaction all shares of common stock not purchased in the tender offer will be exchanged for the same amount of


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                  cash per share that would have been received had such shares of common stock been tendered in the tender offer, subject to the shareholders' right to pursue dissenters' rights under Florida law. The difference between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares in the tender offer. The Continuing Shareholders currently own a majority of the outstanding shares of Coast Dental common stock and may hold a greater percentage after the tender offer, and have indicated they will vote all of those shares in favor of a Second-Step Transaction. Under Florida law, the affirmative vote of a majority of the outstanding shares will be sufficient to approve the Second-Step Transaction.

         7. WE AMEND THE THIRD Q&A ON PAGE 6 OF THE OFFER TO PURCHASE BY DELETING THE FIFTH AND SIXTH SENTENCES AND REPLACING THEM WITH THE FOLLOWING:

         - "On March 31, 2003, Coast Dental filed its Annual Report on Form 10-K for the year ended December 31, 2002 with the Securities and Exchange Commission. You can obtain a copy of this report in the manner described in "The Tender Offer - Certain Information Concerning Coast Dental."

         8. WE AMEND THE SUBSECTION ENTITLED "SPECIAL FACTORS--BACKGROUND AND PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF COAST DENTAL AFTER THE OFFER" BY INSERTING THE FOLLOWING PARAGRAPH BETWEEN THE SECOND AND THIRD PARAGRAPHS ON PAGE 14 OF THE OFFER TO PURCHASE:

         We have decided to pursue the Offer at this time rather than earlier in our history because we have now secured the financing required to consummate the Offer and because, as a result of our stock price and general economic conditions, we have been unable to fully participate in many of the benefits of being a publicly-traded company while incurring all of the cost of maintaining this public company status. Consequently, our Board determined that this would be the appropriate time to initiate a going private transaction.

         9. WE AMEND AND RESTATE IN ITS ENTIRETY THE SUBSECTION ENTITLED "SPECIAL FACTORS--POSITION OF THE SPECIAL COMMITTEE AND OUR BOARD; FAIRNESS OF THE OFFER" BEGINNING ON PAGE 16 OF THE OFFER TO PURCHASE AS FOLLOWS:

         Position of the Special Committee. Because the Shares owned by the Continuing Shareholders represent approximately 52% of our total outstanding Shares, and Terek Diasti and Adam Diasti sit on the Board, the Board determined that Terek Diasti and Adam Diasti had conflicts of interest in determining whether to approve a self-tender offer or any other transaction that would ultimately result in the Continuing Shareholders acquiring ownership of all of our outstanding Shares. As such, on December 19, 2002 the Board appointed a Special Committee consisting of disinterested, independent directors Peter M. Sontag and Richard T. Welch. On February 19, 2003, the Special Committee voted unanimously to recommend the approval of the Offer to the full Board. The Special Committee determined that the Offer is fair to, and in the best interests of, our shareholders who are not affiliated with the Continuing Shareholders, and has unanimously approved the Offer. Neither the Special Committee nor the Board, makes any recommendation to shareholders regarding whether to tender or refrain from tendering the Shares beneficially held by them. Each shareholder must make its, his or her own decision regarding whether to tender Shares and, if so, how many Shares to tender. The Offer is being made to all holders of the Shares. However, we have been advised that the Continuing Shareholders do not intend to tender their Shares in the Offer.

         Fairness of Offer. In reaching its determination regarding the substantive fairness of the Offer to the shareholders of Coast Dental who are not affiliated with the Continuing Shareholders, the


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Special Committee considered the following factors each of which support its determination that the Offer is fair to, and in the best interests of, such shareholders:

- The presentation Capitalink made to the Special Committee on February 19, 2003 and the written opinion of Capitalink dated February 19, 2003 to the effect that, as of such date and subject to certain matters stated in the opinion, the cash consideration of $4.50 per Share to be received in the tender offer by the shareholders was fair, from a financial point of view, to the Public Shareholders. The Special Committee concluded that the analysis performed by Capitalink supported the Special Committee's conclusion that the Offer is fair to, and in the best interests of, the Public Shareholders. Capitalink is an investment banking firm with special expertise, in among other thing, valuing businesses and securities and rendering fairness opinions. The Special Committee found the analyses presented and the opinion delivered by Capitalink to be reasonable and on February 19, 2003 adopted Capitalink's conclusions regarding the fairness of the Offer. The written opinion of Capitalink is included as Schedule II to this Offer to Purchase.

- The trading price of the Shares immediately prior to the Offer. The Special Committee reasoned that the Purchase Price of $4.50 per Share represents a premium of 50% over the $3.00 closing price on February 14, 2003, the day the Purchase Price was negotiated by the Special Committee, a premium of over 38% over the $3.25 closing price on February 21, 2003, the day prior to the public announcement of the contemplated tender offer, as well being a considerable improvement over the $3.25 price initially proposed by Coast Dental. This premium was considered by the Special Committee to be a substantial and significant benefit to the Public Shareholders.

- The historical trading prices of the Shares. Over the period from February 14, 2002 to February 14, 2003, the Shares traded at prices of $6.00 per Share to $2.25 per Share, with the Shares remaining steady at approximately $3.00 per Share since July 2002. The Special Committee considered this trend to be an important factor in favor of the Offer.

- The possibility that a decline in the market price of the Shares or the stock market in general could occur and the price ultimately received by the Public Shareholders in the open market or in a future transaction might be significantly less than the $4.50 per Share provided for in the Offer. The Special Committee concluded that the Purchase Price was attractive based on the unfavorable general stock market conditions which could cause the value of the Shares to continue to decline even if Coast Dental's operating results improve. The Special Committee considered a possible decline in the market price of the Shares to be a significant risk to the Public Shareholders.

- Coast Dental's limited public float and its small shareholder base, as indicated by the approximately 57 holders of record as defined by Rule 12g5-1 of the Exchange Act and approximately 891 beneficial owners, decrease the likelihood there will be a significant active trading market for the Shares in the foreseeable future. The Special Committee considered this lack of liquidity to be a major detriment to the Public Shareholders. As a result, the Special Committee concluded that obtaining a cash premium for the Shares now was preferable to a speculative potential future return.

- Coast Dental has not declared a dividend to its shareholders since becoming a public company in February 1997 and the expectation that no such dividends would be paid in the foreseeable future.

- As a result of the Offer, Coast Dental may be able to delist from Nasdaq and terminate its registration under the Exchange Act. Terminating Coast Dental's reporting requirements under the Exchange Act could save Coast Dental the considerable costs associated with remaining a publicly-traded company including the legal, auditing, accounting and other expenses involved in the preparation, filing and


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     dissemination of annual and other periodic reports. In addition, significant amount of time expended by Coast Dental's management in connection with meeting the public company legal requirements could be saved by going private. Also, going private could prevent the disclosure of sensitive information, including financial information and contractual arrangements, which may result in a competitive disadvantage in the marketplace. These valuable savings were considered important by the Special Committee in approving the Offer.

- The limited market for Coast Dental's Shares has made it difficult for Coast Dental to attract institutional investors or research coverage and to utilize the public equity capital markets effectively as a source of financing. No analyst currently follows Coast Dental or its Shares, and there are few analysts that cover any of the competitors in Coast Dental's industry. In addition, the Special Committee believes Coast Dental's sector to be out of favor with investors.

- The structure of the Offer provides liquidity to all Public Shareholders at a premium price of $4.50 per Share. In particular, because the Offer is not contingent on any minimum number of Shares being tendered the structure of the Offer provides liquidity to any Public Shareholder who tenders his Shares. Further, the structure of the transaction is designed, among other things, to result in the prompt receipt of the cash consideration at the premium price of $4.50 per Share by the Public Shareholders who accept the Offer, which would be difficult for all Public Shareholders to receive in open market sale transactions, especially in light of the relatively limited trading volume in the Shares. The Special Committee considered this to be a significant factor in favor of the Offer.

- The Continuing Shareholders' indication that they will not tender their Shares in the Offer and that they are not otherwise interested in selling their Shares, but that instead that they intend to continue to operate Coast Dental as a going concern, makes any consideration of liquidation of Coast Dental or values that ultimately might be obtained from such a liquidation highly speculative. The Special Committee considered this to be a significant factor in favor of the Offer because any liquidation or sale of Coast Dental would be highly unlikely due to the intentions of the Continuing Shareholders, as set forth in writing to the Special Committee.

- Furthermore, the Special Committee took into consideration the fact that Coast Dental's shareholders (other than the Continuing Shareholders) cannot liquidate Coast Dental or Coast Florida P.A., Coast Dental, P.A., Coast Dental of Georgia, P.C., Coast Dental Services of Tennessee, P.C. and Adam Diasti, D.D.S. & Associates, P.C. (collectively, the "Coast P.A.") because Coast P.A. is not controlled by Coast Dental. The assets of Coast P.A. are therefore not available to the shareholders (other than the Continuing Shareholders). This relationship with the Coast P.A. was considered to be a significant detriment to the shareholders (other than the Continuing Shareholders) by the Special Committee.

- The liquidity that would result from the Offer would be beneficial to the Public Shareholders was considered a factor in favor of the Offer by the Special Committee because the Continuing Shareholders' majority ownership of the Shares makes it impossible for Coast Dental to be acquired by an independent entity without the consent of the Continuing Shareholders.

- The financial condition, results of operations and cash flows of Coast Dental, all of which were considered relatively unfavorable by the Special Committee, weighed in favor of the Offer.

         Additionally, in making the determination and recommendation set forth above, the Special Committee considered the following factors that did not favor the Offer:


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-    The consummation of the Offer would eliminate the opportunity of the Public
     Shareholders who tender their Shares in the Offer to participate in any potential future growth in value and earnings of Coast Dental. Because the Continuing Shareholders have indicated that they will not tender their Shares in the Offer, the equity interest of the Continuing Shareholders will likely increase upon completion of the Offer. Any resulting increase in the percentage ownership of the outstanding Shares will result in a proportional increase in the Continuing Shareholders' interest in the net book value and future net earnings of Coast Dental.

- The structure of the transaction does not provide the Public Shareholders with an opportunity to vote on the Offer and the Offer is not subject to the approval of at least a majority of the unaffiliated shareholders.

- Coast Dental's purchase of Shares pursuant to the Offer will likely reduce the number of Shares that are publicly traded. Historically, there has been relatively low trading volume of Coast Dental' Shares. As a result of the tender by Public Shareholders of their Shares, the trading volume may decrease further. Those Public Shareholders who do not tender their Shares may suffer increased illiquidity and decreased market value, particularly if the Shares will no longer be quoted on Nasdaq and Coast Dental terminates registration of the Shares under the Exchange Act.

- The cash used by Coast Dental to acquire the Shares tendered in the Offer would reduce Coast Dental's working capital, thus adversely affecting the value of the Shares held by non-tendering shareholders.

         The Special Committee also reviewed the previous purchases of Shares by Coast Dental pursuant to its Share Repurchase Program and by the Continuing Shareholders but did not consider the prices paid to be relevant because the most recent purchase made by Coast Dental was over three years ago and the most recent purchase made by the Continuing Shareholders was over one year ago.

         The Special Committee considered a number of additional valuation factors but ultimately concluded that those valuation factors were not relevant to the nature of the Offer or Coast Dental's business. For example, the Special Committee did not believe that a determination of either Coast Dental's net book value or liquidation value were relevant to its conclusion that the Offer was fair to the Public Shareholders. Coast Dental has few tangible assets, the value of which could be realized as a result of a liquidation. Accordingly, the Special Committee believed factors such as the net book value or liquidation value of the Coast Dental, which focus primarily on its tangible assets, do not reflect the actual value of Coast Dental.

         In addition, the Special Committee did not believe that the going concern value of Coast Dental was relevant to a determination of the fairness of the Offer. The Continuing Shareholders informed the Special Committee in writing that they have no interest in selling their Shares or pursuing a sale of Coast Dental to a third party in the foreseeable future. Given the Continuing Shareholders' position, which substantially lessens the likelihood that a viable acquisition proposal would be made by an independent third party without the consent of the Continuing Shareholders, the Special Committee did not believe that the going concern value of Coast Dental provided a realistic means of valuing Coast Dental in connection with the Offer.

         Other than as specifically discussed herein with regard to expressions of interest received by Coast Dental after the commencement of the Offer, during the preceding two years, Coast Dental did not receive any offers from independent third parties for the merger or consolidation of Coast Dental with another company, the sale of all or any substantial part of Coast Dental assets or the purchase of Shares


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that would enable the holder to exercise control of us, and thus the Special
Committee did not consider such factors in connection with its deliberation regarding fairness.

         The Special Committee also considered various factors in determining the procedural fairness of the Offer. The Special Committee believes that appropriate procedural safeguards were taken in connection with the deliberation and approval of the Offer because:

- The Board formed a Special Committee consisting of two outside directors not affiliated with the Continuing Shareholders which Special Committee was given the sole and exclusive authority to negotiate the terms of the Offer including the Purchase Price;

- The Special Committee retained an independent financial advisor to render a fairness opinion on the Purchase Price and independent legal counsel to assist it in performing its fiduciary duties; and

- Each shareholder can determine individually whether to tender Shares in the Offer. Accordingly, those shareholders that do not believe in the fairness of the Offer are not required to tender their Shares and can pursue dissenters' rights under the FBCA in connection with the Second-Step Transaction.

         The Special Committee did not appoint an independent representative to act exclusively as the agent of the Public Shareholders for the purpose of negotiating the Offer or any subsequent Second-Step Transaction. In addition, the Special Committee recognizes that the Offer is not being submitted to a vote of the Public Shareholders. However, given the above listed procedural safeguards, the Special Committee believes that the Offer is procedurally fair to the Public Shareholders despite the fact that the Offer is not being submitted to a vote of the Public Shareholders and there is no separate independent unaffiliated representative for the Public Shareholders.

         In determining that the Offer is fair to our Public Shareholders, the Special Committee considered the above substantive and procedural factors as a whole and did not assign specific or relative weights to them.

         Neither Coast Dental nor the Board has conducted its own independent analysis as to the fairness of the Offer to the Public Shareholders and has instead relied upon the Special Committee's findings and unanimous recommendation that the Board approve the Offer. In addition, Coast Dental and the Board relied on the opinion and related financial analyses of Capitalink regarding the Offer. The Board adopted the conclusions of Capitalink regarding the fairness of the Offer. Based on these factors, Coast Dental and the Board believe that the Offer is substantively and procedurally fair to our Public Shareholders.

         Subsequent Proposals. On or about March 6, 2003, for the first time, our Special Committee received a letter dated March 4, 2003 from Great Expressions Dental Centers, Inc. ("Great Expressions"). In its letter, Great Expressions offered to purchase 100% of our Shares for $6.00 per Share. Subsequently, Great Expressions publicly communicated this offer to the public by issuing a press release on March 10, 2003. Neither the Great Expressions' letter to the Special Committee nor the public announcement contained any details on the structure or timing of the proposed offer. Further, the public announcement was not filed with the SEC under cover of Schedule TO and did not contain the legend required by securities laws with regard to pre-commencement public communications. While Great Expressions' offer was made subject to the completion of "due diligence," it did not condition the offer on obtaining financing.

         At the time the Special Committee received the initial Great Expressions letter, the Special Committee knew little about Great Expressions. The Great Expressions letter provided little information


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other than to state that Great Expressions is a privately held Michigan based dental practice management company. Accordingly, in response to the Great Expressions letter and public announcement, on March 10, 2003, the Special Committee sent a letter to Great Expressions seeking clarification from Great Expressions regarding its unsolicited conditional offer. Furthermore, the Special Committee requested that Great Expressions provide it with the following:

- a letter of intent setting forth the details and timing of its proposed transaction;

- information on Great Expressions, including full audited financial statements evincing its ability to consummate the transaction on a timely basis; and

- binding commitment letter from the financial institution or other evidence of appropriate financing in support of its offer.

         In addition, in its March 10, 2003 letter, the Special Committee informed Great Expressions that Coast Dental was not for sale. As stated above, the Continuing Shareholders have indicated that they will not tender their Shares in the Offer and that they are not otherwise interested in selling their ownership interest or Coast Dental, but that it is their intention is to continue to operate Coast Dental as a private company. Accordingly, the Special Committee informed Great Expressions that if they wished to continue pursuing some form of acquisition, they would need to limit their bid to the Shares held by the Public Shareholders.

         Immediately after Great Expressions publicly announced its offer, the market price of our Shares rose from approximately $4.50 per Share to nearly $5.60 per Share. To protect our shareholders from what may have been a premature announcement on the part of Great Expressions, our Board deemed it important to respond publicly to Great Expressions' offer by confirming in a press release filed with the SEC under cover of Schedule TO that the entire company was not for sale and summarizing the information requested from Great Expressions.

         Subsequently, on March 13, 2003, Great Expressions released a second public statement reiterating its offer to purchase 100% of Coast Dental's Shares, despite the response it had received from our Special Committee. Further, in this press release, Great Expressions stated that it had "provided the Special Committee with a letter stating its ability to secure financing for this all-cash transaction."

         After Great Expressions' second press release, the Special Committee did in fact receive a response from Great Expressions, which response included a letter from a financial institution. However, the financial institution's letter specifically stated that it was not a commitment letter. Further, Great Expressions otherwise failed to provide the Special Committee with any of the items requested by the Special Committee in its letter of March 10, 2003. Namely, Great Expressions failed to provide the Special Committee with any details regarding its purported offer or any evidence of its financial wherewithal.

         In light of the foregoing, the Special Committee responded to Great Expressions in a letter dated March 14, 2003 stating once again that Coast Dental was not for sale, that the Continuing Shareholders did not intend to tender their Shares and that it was concerned that Great Expressions' public announcements were misleading to the public by, among other things, implying that Great Expressions had a financing commitment adequate to fund its proposal. The Special Committee, however, invited Great Expressions to contact the Continuing Shareholders directly if they wished to continue to bid for the Continuing Shareholders' Shares.

         As a result of the foregoing, on March 20, 2003, the Special Committee decided to reject Great Expressions' current offer to purchase 100% of the Shares of Coast Dental. Furthermore, on March 25, 2003, counsel for Coast Dental sent a letter to Great Expressions confirming Coast Dental's rejection of


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its proposal and requesting that Great Expressions publicly withdraw its offer and indicating that Coast Dental may be required to take legal action to protect its shareholders if Great Expressions refuses to withdraw its public statements and/or continues to mislead the public by suggesting that it is contemplating a competing tender offer.

         On March 27, 2003, Great Expressions responded by sending Coast Dental a letter in which it:

         - clarified that it was not interested in purchasing a minority interest in Coast Dental; and

         - confirmed that it had no intention of launching a competing tender offer.

However, Great Expressions also reiterated its offer to acquire 100% of the shares of the Company in a merger or similar transaction and increased the price per share that it was willing to pay in such a transaction to $6.50.

         On March 27, 2003, our Board of Directors and Special Committee deliberated on the revised offer. At the meeting, the Continuing Shareholders once again indicated that they were unwilling to sell their shares for the revised price offered by Great Expressions. Accordingly, the Board of Directors and Special Committee agreed to reject the Great Expressions revised offer. Great Expressions was informed of this decision in writing, and on March 31, 2003 Coast Dental issued a press release notifying the public that Great Expressions' offer had been rejected.

          In light of the foregoing, the Special Committee has determined that Great Expression's proposal does not impact its determination that the cash consideration of $4.50 per Share to be received in the tender offer by the shareholders was fair, from a financial point of view, to the Public Shareholders.

         In addition, on March 25, 2003, our Board received a signed non-binding letter of intent from a Rialto Capital Partners, LLC ("Rialto"), a private merchant banker, which letter set forth three separate "potential alternative transactions." In the first alternative, Rialto proposes to purchase all of our assets located outside of the State of Florida for $5.5 million in cash. In the second alternative, Rialto proposes to acquire all of the Shares, other than those held by the Continuing Shareholders, for up to $5.5 million in cash in a third party tender offer, provided that subsequent to the third party tender offer, we redeem all of such shares from Rialto in exchange for all of our assets located outside of the State of Florida. Finally, in the third alternative, Rialto proposes to acquire 100% of our Shares, including the Shares owned by the Continuing Shareholders, for $13 million in cash. The letter of intent is not-binding and is specifically conditioned on, among other things:

         - Rialto completing its due diligence and being satisfied with the results thereof in its "sole discretion;"

         - Rialto obtaining the financing required to consummate the proposals on terms satisfactory to it in its "sole discretion;"

         - the approval and consent of all requisite third parties necessary to transfer the assets or otherwise consummate the proposed transaction; and

         - the execution of a mutually satisfactory agreement between Rialto and Coast P.A.

         On March 27, 2003, Rialto issued a press release publicly announcing their offer.


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         As stated previously, the Continuing Shareholders' have indicated that they are not willing to sell their Shares in Coast Dental and that, as majority shareholders, they will not approve the sale or merger of Coast Dental. Their intent is to continue to operate Coast Dental as a private company. Similarly, Coast P.A. has indicated to the Special Committee, in response to the Special Committee's inquiry, that it is not interested in entering into the required agreements with Rialto. As a result, the Board has opted to reject Rialto's letter of intent. Coast Dental sent a letter to Rialto informing it of our Board's decision, and on March 31, 2003 Coast Dental issued a press release notifying the public that Rialto offer had been rejected. Further, in light of the preliminary nature of the Rialto offer, as well as the Continuing Shareholders position with regard to Rialto's offer, the Special Committee has determined that Rialto's offer does not impact its determination that the cash consideration of $4.50 per Share to be received in the tender offer by the shareholders was fair, from a financial point of view, to the Public Shareholders.

         10. WE AMEND THE SUBSECTION ENTITLED "SPECIAL FACTORS--OPINION OF CAPITALINK, L.C." BEGINNING ON PAGE 19 OF THE OFFER TO PURCHASE AS FOLLOWS:

         A. THE FIRST FULL PARAGRAPH OF SUCH SECTION IS DELETED AND REPLACED BY THE FOLLOWING:

         The following paragraphs summarize the financial and comparative analyses performed by Capitalink in connection with its opinion and also represent a summary of the presentation made by Capitalink to the Special Committee on February 19, 2003. The summary does not represent a complete description of the analyses performed by Capitalink.

         B. THE FOLLOWING SENTENCE IS ADDED TO THE END OF THE FOURTH PARAGRAPH ON PAGE 20 OF THE OFFER TO PURCHASE:

         Likewise, the Special Committee and the Board, in adopting the conclusions of Capitalink also did not place any particular reliance or weight on any individual analysis, but instead concluded that Capitalink's analysis, taken as a whole, was appropriate and accurate.

         C. THE LAST SENTENCE ON PAGE 20 OF THE OFFER TO PURCHASE IS DELETED AND REPLACED BY THE FOLLOWING:

         Capitalink analyzed the fairness of the Offer by performing various financial analyses, as it deemed appropriate based on its experience in connection with similar transactions and securities valuations generally, of Coast Dental using the following generally accepted analytical methodologies, which were deemed relevant by Capitalink:

         11. WE AMEND AND RESTATE THE FIRST PARAGRAPH OF THE SUBSECTION ENTITLED "THE TENDER OFFER--WITHDRAWAL RIGHTS" ON PAGE 35 OF THE OFFER TO PURCHASE AS FOLLOWS:

         Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date. However, if we have not accepted for payment your Shares after the expiration of 40 business days from the commencement of the Offer, then you shall once again be permitted to withdraw your shares after such 40-day period. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer, the Depositary may, nevertheless, on behalf of Coast Dental, retain the tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 4.

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


         12. WE AMEND THE SUBSECTION ENTITLED "THE TENDER OFFER--CERTAIN FEDERAL INCOME TAX CONSEQUENCES" ON PAGE 36 OF THE OFFER TO PURCHASE BY DELETING THE WORD "CERTAIN" FROM THE HEADING.

         13. WE AMEND THE SUBSECTION ENTITLED "THE TENDER OFFER--CERTAIN INFORMATION CONCERNING COAST DENTAL" OF THE OFFER TO PURCHASE BY DELETING THE THIRD PARAGRAPH ON PAGE 39 OF THE OFFER TO PURCHASE AND THE SUMMARY FINANCIAL INFORMATION PRESENTED ON PAGE 40 OF THE OFFER TO PURCHASE AND REPLACING IT WITH THE FOLLOWING:

         Historical Financial Information. Set forth below is certain summary financial information relating to us for the periods indicated. The summary financial information (other than the ratio of earnings to fixed charges and book value per share) set forth as of and for the years ended December 31, 2001 and December 31, 2002 has been excerpted or derived from the audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2002 (the "Form 10-K"). More comprehensive financial information is included in the Form 10-K and other documents filed by us with the Commission. The financial information that follows is qualified in its entirety by reference to such reports and other documents, which are incorporated herein by reference, including the financial statements and related notes contained therein. Our Form 10-K and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below under "The Tender Offer--Available Information."

                          SUMMARY FINANCIAL INFORMATION

                                              As of and for the Year Ended December 31,
                                                   2001                 2002
Statement Of Operations Data:
     Net revenue                               $ 43,561,255         $ 55,963,934
     Dental Center gross profit                $  3,374,452         $  7,796,067
     Operating loss                            $ (9,658,886)        $ (5,099,394)
     Net loss                                  $ (9,366,661)        $ (3,943,797)
     Comprehensive loss                        $ (9,284,338)        $ (3,943,797)
     Basic loss per share                      $      (4.48)        $      (1.89)
     Diluted loss per share                    $      (4.48)        $      (1.89)

Balance Sheet Data:
     Current assets                            $ 19,428,295         $ 23,645,826
     Total assets                              $ 54,135,606         $ 50,525,794
     Current liabilities                       $  5,869,768         $  6,205,028
     Total liabilities                         $  5,962,518         $  6,283,382

Other Data:
     Book value per common share               $      23.04         $      21.16
     Ratio of earnings to fixed charges               (3.75)               (1.94)


         14. WE AMEND THE SUBSECTION ENTITLED "THE TENDER OFFER--CERTAIN CONDITIONS OF THE OFFER" DELETING THE LAST PARAGRAPH OF SUCH SECTION ON PAGE 46 OF THE OFFER TO PURCHASE AND REPLACING IT WITH THE FOLLOWING:


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


         The foregoing conditions are for our sole benefit and may be asserted by us in the exercise of reasonable judgment regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. All conditions other than those involving the receipt of necessary governmental approvals will be satisfied or waived prior to the expiration of the Offer. Further, we hereby waive the Minimum Condition to the Offer.

         IF YOU HAVE ANY QUESTIONS ABOUT THE OFFER OR THE INFORMATION CONTAINED IN THIS SUPPLEMENT, YOU SHOULD CONTACT MACKENZIE PARTNERS, INC., OUR INFORMATION AGENT FOR THE TENDER OFFER, TOLL-FREE AT (800) 322-2885.


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